GPS Funds I

Fee Waiver Agreement

AGREEMENT effective as of the 31st day of October, 2016, between GPS Funds I, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust (each, a “Fund,” and collectively, the “Funds”), and AssetMark, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor entered into an Investment Advisory Agreement with the Trust, dated August 30, 2013, as amended on October 9, 2015 (the “Old Advisory Agreement”), pursuant to which the Advisor provided, or arranged for the provision of, investment advisory and management services to each Fund, and for which it was compensated based on the average daily net assets of each such Fund; and

WHEREAS, the parties entered into a Fee Waiver Agreement as of August 30, 2013 (the “Old Fee Waiver Agreement”); and

WHEREAS, in connection with a change in ownership of the Advisor effective on the date first written above, the Old Advisory Agreement and the Old Fee Waiver Agreement each terminated automatically as required under the Investment Company Act of 1940, as amended and/or by their terms; and

WHEREAS, the Board of Trustees and shareholders of the Trust have each approved a new Advisory Agreement (the “New Advisory Agreement”) with the Advisor effective as of the date first written above to replace the Old Advisory Agreement, and the Board of Trustees of the Trust also approved this Agreement to replace the Old Fee Waiver Agreement, and the parties hereto desire to enter into this Agreement so that the Advisor may continue to waive a portion of its fee; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Funds and their shareholders that the Advisor waive a portion of the advisory fee paid by each Fund to the extent necessary to reflect economies of scale and have agreed upon a fee waiver approach that consists of complex-wide breakpoints at certain asset levels.

NOW, THEREFORE, the parties hereto agree to document this Agreement as follows:

1.
Fee Waiver by the Advisor.  The Advisor agrees to waive its receipt of the advisory fee associated with operating each Fund as follows: (1) the Advisor shall waive 0.025% of each Fund’s annual advisory fee on Trust assets in excess of $6 billion; and (2) the Advisor shall waive an additional 0.025% of each Fund’s annual advisory fee on Trust assets in excess of $12 billion.

2.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

3.
Duration and Termination.  This Agreement shall be effective on the date first set forth above, and shall continue in effect through July 31, 2017 and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the New Advisory Agreement between the Advisor and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GPS Funds I	AssetMark, Inc.

By: ______________________________	By: ______________________________

Name & Title: ______________________	Name & Title: ______________________